Exhibit 99.2

e-Future Appoints New Independent, Non-Executive Board Member

BEIJING, July 17 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT), a leading front-end supply chain management software and services provider in China, announced today that its Board of Directors has approved the appointment of Mr. John Dai as an independent, non-executive board member. Mr. Dai will replace independent director Wenhua Tong at the expiration of Mr. Tong’s tenure. Mr. Dai will begin his term of service at e-Future’s 2007 Annual Shareholders Meeting, scheduled for July 24, 2007.

Mr. Dai is currently the Director of External Relationship and International Cooperation of China Association of Small and Medium Enterprises (CASME), an organization aimed at advancing the interests of China’s small and medium enterprises internationally. He is also the former CEO of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai has served in various other executive positions including General Manager of SAS China and General Manager of IBM’s Greater China Distribution Industry Group. Mr. Dai received his Master’s Degree of Civil Engineering from Tsinghua University and Bachelor’s Degree of Industrial and Civil Construction from Wuhan Industrial University.

Mr. Dai commented, “I am delighted to join the board. As an independent director of the Company, I would like to contribute my expertise to the Company’s business growth and expansion as well as corporate governance.”

“John is well-regarded throughout the industry by his leadership and business acumen,” said Adam Yan, Chairman and Chief Executive Officer. “I’m certain that he will be great asset of the board and look forward to working closely with him as we continue to grow e-Future’s position as market leader in front-end supply chain management software and services in China. I believe that John’s skills will help us build a stronger e-Future for its shareholders.”

“I would also like to thank Wenhua Tong for his valuable service on e-Future’s board of directors,” Mr. Yan continued, “His deep insight has been a valuable presence on the board of directors as it went through rapid growth to become a leading provider of integrated software and professional services to over 350 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China.”

About e-Future Information Technology

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future provides software products and services to over 600 clients, including over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China. These clients include Proctor & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as PANRIC, HAIER, SUNING, PARKSON, SOGO, Tians, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA, etc.

e-Future currently serves 30% of the top 50 retailers in China and 30% of top 500 retailers in China. e-Future has also been selected to provide the retail software for JUSCO-Aeon China, B&Q China, GUCCI China, and Mickey’s Space franchised stores that sell Disney products in China.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about e-Future that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made. Specifically, there can be no guaranty that Mr. Dai’s appointment to e-Future’s Board of Directors will result in increased access to organizations previously affiliated with Mr. Dai.

e-Future does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2006.

For more information about e-Future, please visit http://www.e-future.com.cn , English channel.

For more information, please contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn

SOURCE e-Future Information Technology Inc.